[LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]

August 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VII Peaks-KBR Co-Optivist Income BDC II, Inc. – Form N-2 Registration Statement

Dear Sir/Madam:

On behalf of VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended, the Company’s registration statement on Form N-2 (the “Registration Statement”).  In conjunction with this filing, the Company submitted a registration fee of $87,075 to the Securities and Exchange Commission.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact the undersigned at (202) 383-0218 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus